FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. ODAC vote on Lynparza combo in prostate cancer

2 May 2023

Update on FDA Advisory Committee vote on Lynparza plus
abiraterone for metastatic castration-resistant prostate cancer

The Food and Drug Administration's (FDA) Oncologic Drugs Advisory Committee (ODAC) has recognised a favourable benefit risk profile for AstraZeneca and MSD's Lynparza (olaparib) plus abiraterone and prednisone or prednisolone for the treatment of adult patients with BRCA-mutated (BRCAm) metastatic castration-resistant prostate cancer (mCRPC) based on the PROpel Phase III trial. The Committee voted 11 to 1, with 1 abstaining, that the indication should be limited to patients whose tumours have a BRCA mutation.

In August 2022, the FDA accepted the supplemental New Drug Application (sNDA) for Lynparza based on positive results from the pivotal PROpel trial, also published in NEJM Evidence. The ODAC provides the FDA with independent, expert advice and recommendations on marketed and investigational medicines for use in the treatment of cancer. The FDA is not bound by the Committee's guidance but takes its advice into consideration. AstraZeneca and MSD will continue to work with the FDA as it completes its review of the application.

Neal Shore, Chief Medical Officer of Urology and Surgical Oncology for Genesis Care, US and PROpel trial investigator, said: "Today's recommendation by the ODAC is disappointing news for clinicians and prostate cancer patients alike. Preventing or delaying radiographic progression is an important clinical endpoint in assessing oncologic treatment and is very relevant to patients, their caregivers and their families. It is essential that physicians and patients have an opportunity to choose treatment with the goal of optimising cancer care outcomes."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca said: "Novel treatment options are urgently needed for patients with metastatic castration-resistant prostate cancer. While we are pleased with the recognition of the benefit of Lynparza plus abiraterone for patients with BRCA-mutated metastatic castration-resistant prostate cancer, we are disappointed with the outcome of today's ODAC meeting. We strongly believe in the results of the PROpel trial, which demonstrated the clinically meaningful benefit for this combination in a broad population of patients regardless of biomarker status."

Eliav Barr, Senior Vice President, Head of Global Clinical Development and Chief Medical Officer, MSD Research Laboratories, said "With the incidence and mortality of prostate cancer set to double in the coming decades, it is critical that we bring new treatment options with the potential to reduce the risk of disease progression or death to patients at the earliest possible moment in their care. While we are pleased that the ODAC recommended Lynparza for patients with metastatic castration-resistant prostate cancer who have BRCA mutations, we believe in the potential of Lynparza plus abiraterone for a broad range of patients with metastatic castration-resistant prostate cancer, based on the results of PROpel. We look forward to the outcome of the FDA's review of the application."

Results from the PROpel trial showed a statistically significant and clinically meaningful 34% reduction in the risk of radiographic disease progression or death with Lynparza plus abiraterone with prednisone or prednisolone, versus abiraterone alone in patients with mCRPC (hazard ratio [HR] 0.66; 95% confidence interval [CI] 0.54-0.81; p<0.001). Median radiographic progression-free survival (rPFS) was 24.8 months and 16.6 months, respectively.1

Further results from the final prespecified overall survival (OS) analysis presented at ASCO Genitourinary Cancers Symposium 2023 showed Lynparza plus abiraterone and prednisone or prednisolone demonstrated median OS of 42.1 months versus 34.7 months for abiraterone plus placebo. This result represents a 7.4-month absolute difference in median OS versus a standard of care (47.9% maturity, HR of 0.81, 95% CI 0.67-1.00; p=0.0544). While this numerical increase in median OS did not achieve statistical significance, it builds on the meaningful survival gains achieved for patients in this setting treated with abiraterone alone, a current standard of care.

In exploratory analyses of the BRCAm subgroup, Lynparza plus abiraterone demonstrated improvements in both rPFS (HR of 0.23, 95% CI, 0.12-0.43) and OS (HR of 0.29, 95% CI, 0.14-0.56). In the non-BRCAm subgroup, Lynparza plus abiraterone also showed improvements in rPFS (HR of 0.76, 95% CI, 0.61-0.94), and a modest trend for OS (HR of 0.91, 95% CI, 0.73-1.13).

The safety and tolerability of Lynparza plus abiraterone in PROpel was in line with that observed in prior clinical trials and the known profiles of the individual medicines.

Lynparza in combination with abiraterone and prednisone or prednisolone is approved in the EU and several other countries for the treatment of adult patients with mCRPC based on the PROpel trial.

Notes

Prostate cancer
Prostate cancer is the second most commonly diagnosed cancer in men and the fifth leading cause of cancer death in men globally, with an incidence of 1.4 million and 375,000 deaths in 2020.2-4 In the United States, it is estimated that there will be 288,300 new cases and 34,700 deaths in 2023.5 Overall survival for patients with mCRPC is approximately three years in clinical trial settings, and even shorter in the real-world.6 Approximately half of patients with mCRPC may receive only one line of active treatment, and those that go on to receive further treatment often have diminishing benefit of subsequent therapies.7-12

Metastatic castration-resistant prostate cancer
Metastatic prostate cancer is associated with a significant mortality rate.13 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.14

In patients with mCRPC, their prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.15 Approximately 10-20% of men with advanced prostate cancer will develop castration-resistant prostate cancer (CRPC) within five years, and at least 84% of these men will have metastases at the time of CRPC diagnosis.16 Of patients with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.16

Despite the advances in mCRPC treatment in the past decade with taxane and new hormonal agent (NHA) treatment, there is high unmet need in this population.15-18

PROpel
PROpel is a randomised, double-blind, multi-centre Phase III trial testing the efficacy, safety, and tolerability of Lynparza versus placebo when given in combination with abiraterone, as well as prednisone or prednisolone, in men with mCRPC who had not received prior chemotherapy or NHAs in the mCRPC setting.

The primary endpoint is rPFS and secondary endpoints include OS, time to secondary progression or death, and time to first subsequent therapy.

In the PROpel Phase III trial, Lynparza is combined with abiraterone, an NHA which targets the androgen receptor (AR) pathway. AR signalling engages a transcriptional programme that is critical for tumour cell growth and survival in prostate cancer.18,19 In addition, the AR also plays a role in repairing DNA damage in prostate cancer cells, including damage not normally repaired by homologous recombination repair (HRR). Preclinical models have suggested a number of potential mechanisms that could account for increased combination efficacy in both HRR deficient and HRR proficient prostate cancer.1,19-25 Recent data provide evidence that PARP facilitates AR-DNA binding in the presence of DNA damage (AZ internal data on file) and that combined inhibition of PARP with Lynparza and AR activity with an NHA results in enhanced DNA damage and anti-tumour activity in non-HRRm prostate cancer models.1,21,24,26,27

For more information about the trial please visit ClinicalTrials.gov.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in HRR, such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as NHAs).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death.

Lynparza is currently approved in a number of countries across multiple tumour types including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for gBRCAm, HER2-negative metastatic breast cancer (in the EU and Japan this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer (in Japan this includes all BRCAm HER2-negative high-risk early breast cancer); for gBRCAm metastatic pancreatic cancer; in combination with abiraterone for the treatment of metastatic castration-resistant prostate cancer in whom chemotherapy is not clinically indicated (EU) and as monotherapy in HRR gene-mutated metastatic castration-resistant prostate cancer in patients who have progressed on prior NHA treatment (BRCAm only in the EU and Japan). In China, Lynparza is approved for the treatment of BRCA-mutated metastatic castration-resistant prostate cancer, as a 1st-line maintenance therapy in BRCA-mutated advanced ovarian cancer as well as 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 75,000 patients worldwide. Lynparza has a broad clinical trial development programme, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo and other potential new medicines as monotherapies and as combinations. The companies will also develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines independently.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Clarke N, et al. Abiraterone and Olaparib for Metastatic Castration-Resistant Prostate Cancer. NEJM Evid. 2022;1(9).
2.   Clarke N, et al. Final Overall Survival (OS) in PROpel: Abiraterone (abi) and Olaparib (ola) Versus Abiraterone and Placebo (pbo) as First-Line (1L) Therapy For Metastatic Castration-Resistant Prostate Cancer (mCRPC). Presented at ASCO Genitourinary Cancers Symposium. California, USA. 16 January 2023.
3.   Cancer.Net. Prostate Cancer: Statistics. Available at https://www.cancer.net/cancer-types/prostate-cancer/statistics. Accessed March 2023.
4.   Rawla P. Epidemiology of Prostate Cancer. World J Oncol. 2019; 10(2):63-89.
5.   Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021; 71(3):209-249.
6.   Cancer.Org. Key Statistics For Prostate Cancer. Available at https://www.cancer.org/cancer/prostate-cancer/about/key-statistics.html. Accessed March 2023.
7.   Ng K, et al. Metastatic Hormone-Sensitive Prostate Cancer (mHSPC): Advances and Treatment Strategies in the First-Line Setting. Oncol Ther. 2020;8:209-230.
8.   George DJ, et al. Treatment Patterns and Outcomes in Patients with Metastatic Castration-Resistant Prostate Cancer in a Real-World Clinical Practice Setting in the United States. Clin Genitourin Cancer. 2020;18:284-294.
9.   de Bono J, et al. Antitumour Activity and Safety of Enzalutamide in Patients with Metastatic Castration-Resistant Prostate Cancer Previously Treated with Abiraterone Acetate Plus Prednisone for ≥24 weeks in Europe. Eur Urol. 2018;74(1):37-45
10.  Hussein M, et al. Prostate-Specific Antigen Progression Predicts Overall Survival in Patients with Metastatic Prostate Cancer: Data from Southwest Oncology Group Trials 9346 (Intergroup Study 0162) and 9916. J Clin Oncol. 2009;27(15):2450.
11.  de Wit, R, et al. Real-World Evidence of Patients with Metastatic Castration-Resistant Prostate Cancer Treated with Cabazitaxel: Comparison with the Randomized Clinical Study CARD. Prostate Cancer Prostatic Dis. 2022;2660.
12.  Ryan C, et al. Abiraterone Acetate Plus Prednisone Versus Placebo Plus Prednisone in Chemotherapy-Naive Men with Metastatic Castration-Resistant Prostate Cancer (COU-AA-302): Final Overall Survival Analysis of a Randomised, Double-Blind, Placebo-Controlled Phase 3 Study. Lancet Oncol. 2015 Feb;16(2):152-60.
13.  Miller K, et al. The Phase 3 COU-AA-302 Study of Abiraterone Acetate Plus Prednisone in Men with Chemotherapy-Naïve Metastatic Castration-Resistant Prostate Cancer: Stratified Analysis Based on Pain, Prostate-Specific Antigen, and Gleason Score. Eur Urol. 2018;74(1):17-23.
14.  Chowdhury S, et al. Real-World Outcomes in First-Line Treatment of Metastatic Castration-Resistant Prostate Cancer: The Prostate Cancer Registry. Target Oncol. 2020;15(3):301-315.
15.  Cancer.Net. Treatment of Metastatic Castration-Resistant Prostate Cancer. Available at https://www.cancer.net/cancer-types/prostate-cancer/types-treatment. Accessed March 2023.
16.  Kirby M, et al. Characterising the Castration-Resistant Prostate Cancer Population: Systematic Review. Int J of Clin Pract. 2021;65(11):1180-1192.
17.  UroToday. What is Changing in Advanced Prostate Cancer? Available at https://www.urotoday.com/journal/everyday-urology-oncology-insights/articles/122176-what-is-changing-in-advanced-prostate-cancer.html. Accessed March 2023.
18.  Liu J, et al. Second-Line Hormonal Therapy for the Management of Metastatic Castration-Resistant Prostate Cancer: A Real-World Data Study Using a Claims Database. Sci Rep. 2020;10(1):4240.
19.  UroToday. Beyond First-line Treatment of Metastatic Castrate-Resistant Prostate Cancer. Available at https://www.urotoday.com/library-resources/mcrpc-treatment/114592-beyond-first-line-treatment-of-metastatic-castrate-resistan%20t-prostate-cancer.html. Accessed March 2023.
20.  Schiewer MJ, et al. Dual roles of PARP-1 Promote Cancer Growth and Progression. Cancer Discov. 2012;2(12):1134-1149.
21.  Asim M, et al. Synthetic Lethality Between Androgen Receptor Signalling and the PARP Pathway in Prostate Cancer. Nature. 2017;8:374.
22.  Li L, et al. Androgen Receptor Inhibitor-Induced "BRCAness" and PARP Inhibition are Synthetically Lethal for Castration-Resistant Prostate Cancer. Sci Signal. 2017; 10(480):eaam7479.
23.  Polkinghorn WR, et. Androgen Receptor Signalling Regulates DNA Repair in Prostate Cancers. Cancer Discov. 2013; 3(11):1245-1253.
24.  Clarke N, et al. Olaparib Combined with Abiraterone in Patients with Metastatic Castration-Resistant Prostate Cancer: A Randomised, Double-Blind, Placebo-Controlled, Phase 2 Trial. Lancet Oncol. 2018;19(7):975-986.
25.  Pommier Y, et al. Laying a Trap to Kill Cancer Cells: PARP Inhibitors and Their Mechanisms of Action. Sci Transl Med. 2016;8(362):362ps17.
26.  Schiewer MJ & Knudsen KE. AMPed Up To Treat Prostate Cancer: Novel AMPK Activators Emerge for Cancer Therapy. EMBO Mol Med. 2014;6(4):439-441.
27.  Gui B, et al. Selective Targeting of PARP-2 Inhibits Androgen Receptor Signaling and Prostate Cancer Growth Through Disruption of FOXA1 Function. Proc Natl Acad Sci U S A. 2019 Jul 16; 116(29): 14573-14582.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 May 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary